Exhibit 99.1

Viomi Technology Co., Ltd Enters Definitive Agreements to Divest Certain IoT@Home Businesses in an Effort to Strategically Focus on Home Water Solution Businesses

GUANGZHOU, China, July 19, 2024 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT) today announced that, to implement its “Focus” strategy for home water solution businesses, it has entered into definitive agreements with Mr. Xiaoping Chen, the Company’s Founder, Chairman of the Board of Directors, and CEO, and an entity controlled by Mr. Chen, to divest the Company’s businesses and assets involving certain IoT@Home portfolio products for a total consideration of RMB65 million in cash.

The sale of the IoT@Home portfolio products (excluding range hoods, gas stoves, and water heaters) (the “Divested Business”) to Mr. Chen will be effected through termination, at closing, of the existing variable interest entity (“VIE”) contractual arrangements between Yunmi Hulian Technology (Guangdong) Co., Ltd. and Foshan Yunmi Electric Appliances Technology Co., Ltd. (“Foshan Viomi”), which will result in Foshan Viomi’s shareholder, Mr. Chen, fully controlling Foshan Viomi and its subsidiaries, including Foshan Xiaoxian Hulian Electric Appliances Technology Co. Ltd., Foshan Qutansuo Electric Technology Co., Ltd., Guangdong AI Touch Technology Co., Ltd., and Zhuawa Technology (Guangdong) Co., Ltd. As part of a pre-closing reorganization, Zhumeng Hulian Technology (Guangdong) Co., Ltd. and Guangzhou Interconnect Technology Co., Ltd. (“Guangzhou Interconnect”) will enter into a new set of VIE contractual arrangements, as a result of which the Company will control Guangzhou Interconnect and consolidate its financial results.

Mr. Chen will pay the RMB65 million purchase price through Foshan Viomi in the form of a registered capital increase to Guangzhou Interconnect at closing.

The special committee of the board of directors of the Company (“the Board”), consisting of Ms. Jinling Zhang, Mr. Weijiang Wu, and Mr. Jun Li, each of whom is an independent and disinterested director of the Board, led the evaluation and negotiation of the transaction on behalf of the Company. Kroll LLC served as an independent financial advisor to the special committee and issued a fairness opinion. The Board, acting upon the unanimous recommendation of the special committee, resolved that the proposed transaction is in the Company’s best interest and is fair to the Company from a financial point of view and approved the transaction. The transaction is subject to certain closing conditions and is expected to close by the end of August 2024.

Once the transaction is completed, the Company will strategically focus on its home water solution business and related products, using AI technology to provide better drinking water solutions for household users.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com